

January 3, 2013

Via E-mail
James Keegan
Chief Financial Officer
Lions Gate Entertainment Corp.
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Re: **Lions Gate Entertainment Corp.**
Form 10-K/A for the fiscal year ended March 31, 2012
Filed June 22, 2012
File No. 001-14880

Dear Mr. Keegan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5
Liquidity and Capital Resources, page 35

1. We note your disclosure on page F-44 that U.S. income taxes were not provided on undistributed earnings from Australian and UK subsidiaries as those earnings are considered to be permanently reinvested in accordance with accounting guidance. In this regard, please revise your liquidity section of MD&A to disclose a statement that the company would need to accrue and pay taxes if repatriated; and a statement that the company does not intend to repatriate the funds. Also, please revise Note 17 to disclose the cumulative amount of earnings of foreign subsidiaries in which U.S. income taxes

have not been provided because they are considered to be permanently reinvested pursuant to ASC 740-30-50.

Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-6

2. We note noncash investing and financing activities in recent years such as conversion of debt, issuance of stock for acquisitions, and issuance of shares for services. In this regard, please revise your statements of cash flows in future filings to present the schedule of noncash investing and financing activities required by ASC 230-10-50-3.

Notes to Consolidated Financial Statements, page F-7
9. Corporate Debt, page F-22

3. We note that your credit facility, term loan, and notes are subject to compliance with covenants as outlined in each agreement. Please revise the notes to your financial statements and liquidity discussion in future filings to disclose whether you were in compliance with the covenants of each debt instrument as of your fiscal year end.

15. Acquisitions and Divestitures, page F-37
Summit, page F-37

4. We note your presentation of the supplemental pro forma information required by ASC 805-10-50-2 as it relates to the acquisition of Summit. Please revise your footnote to also disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings in accordance with ASC 805-10-50-2h.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief